DOR BioPharma, Inc.

February 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: DOR BioPharma, Inc. (the “Company”)
Form S-1 filed January 20, 2006
File Number 333-131166

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the above-captioned registration statement become effective as of 5:00 p.m. on February 13, 2006 or as soon thereafter as practicable.

Sincerely,

DOR BIOPHARMA, INC.

/s/Evan Myrianthopoulos
By: Evan Myrianthopoulos
Chief Financial Officer